As filed with the Securities and Exchange Commission on November 20, 2015

Registration No. 333-204906

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Shell Midstream Partners, L.P.

(Exact name of registrant as specified in its charter)

Delaware	4610	46-5223743
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification Number)

One Shell Plaza

910 Louisiana Street

Houston, Texas 77002

(713) 241-6161

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Lori M. Muratta

Vice President, General Counsel and Secretary

Shell Midstream Partners GP LLC

One Shell Plaza

910 Louisiana Street

Houston, Texas 77002

(713) 241-2973

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Hillary H. Holmes

Baker Botts L.L.P.

910 Louisiana Street

Houston, Texas 77002

(713) 229-1234

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☒ (File No. 333-204906)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

This post-effective amendment shall become effective upon filing with the Securities and Exchange Commission in accordance with Rule 462(d) under the Securities Act of 1933, as amended.

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form S-1 (File No. 333-204906), as amended and supplemented, is being filed pursuant to Rule 462(d) for the sole purpose of adding a consent of independent accountants as Exhibit 23.7. As such, only the cover page, Item 16(a) of Part II, the signatures and the exhibits are included herein. No other changes are made to the Registration Statement.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 16.	Exhibits

The following documents are filed as exhibits to this registration statement:

		Incorporated by Reference
Exhibit Number	Exhibit Description	Form	Exhibit Number	Filing Date	SEC File No.	Filed Herewith

3.1	Amended and Restated Certificate of Limited Partnership of Shell Midstream Partners, L.P.	S-1	3.1	06/18/2014	333-196850

3.2	First Amended and Restated Agreement of Limited Partnership of Shell Midstream Partners, L.P. , dated as of November 3, 2014	8-K	3.1	11/03/2014	001-36710

3.3	Amended and Restated Certificate of Formation of Shell Midstream Partners GP LLC	S-1	3.3	06/18/2014	333-196850

3.4	First Amended and Restated Limited Liability Company Agreement of Shell Midstream Partners GP LLC, dated as of November 3, 2014	8-K	3.2	11/03/2014	001-36710

5.1	Opinion of Baker Botts L.L.P. as to the legality of the securities being registered	S-1	5.1	06/12/2015	333-204906

8.1	Opinion of Baker Botts L.L.P. relating to tax matters	S-1/A	8.1	07/20/2015	333-204906

10.1	Contribution, Assignment and Assumption Agreement dated November 3, 2014 by and among Shell Pipeline Company LP, Shell Midstream Partners GP LLC, Shell Midstream Partners, L.P., Shell Midstream LP Holdings LLC, Shell Midstream Operating LLC, and Zydeco Pipeline Company LLC	8-K	10.1	11/03/2014	001-36710

10.2	Omnibus Agreement dated November 3, 2014 by and among Shell Pipeline Company LP, Shell Midstream Partners, L.P., Shell Midstream Partners GP LLC, Shell Midstream Operating LLC and, solely for the purposes of Articles 4 and 5, Shell Oil Company	8-K	10.2	11/03/2014	001-36710

10.3	Shell Midstream Partners Working Capital Facility Agreement, dated as of October 31, 2014, between Shell Midstream Partners, L.P. and Shell Treasury Centre (West) Inc.	8-K	10.3	11/03/2014	001-36710

10.4	Shell Midstream Partners GP LLC 2014 Long-Term Incentive Plan	8-K	10.4	11/03/2014	001-36710

10.5	Zydeco Voting Agreement, dated November 3, 2014, between Shell Midstream Partners, L.P. and Shell Pipeline Company LP	8-K	10.5	11/03/2014	001-36710

10.6	Mars Voting Agreement, dated November 3, 2014, between Shell Midstream Partners, L.P. and Shell Pipeline Company LP	8-K	10.6	11/03/2014	001-36710

10.7	Bengal Voting Agreement, dated November 3, 2014, between Shell Midstream Partners, L.P. and Shell Pipeline Company LP	8-K	10.7	11/03/2014	001-36710

10.8	Purchase and Sale Agreement dated May 12, 2015 by and among Shell Pipeline Company LP, Shell Midstream Partners, L.P., and Shell Midstream Operating LLC	8-K	10.1	05/13/2015	001-36710

10.9	Common Unit Purchase Agreement dated May 12, 2015 by and among Shell Midstream Partners, L.P. and the Investors named therein	8-K	10.2	05/13/2015	001-36710

II-1

10.10	Shell Midstream Partners Amended and Restated Working Capital Facility Agreement, dated as of May 12, 2015, between Shell Midstream Partners, L.P., as the Borrower, and Shell Treasury Center (West) Inc., as the Lender	8-K	10.3	05/13/2015	001-36710

10.11	Contribution Agreement, dated July 1, 2015 by and among Equilon Enterprises LLC, d/b/a Shell Oil Products US, Shell Midstream Partners, L.P. and Shell Midstream Operating LLC	8-K	10.1	07/02/2015	001-36710

10.12	Shell Midstream Partners 364-Day Revolving Credit Facility Agreement, dated as of June 29, 2015, between Shell Midstream Partners, L.P. and Shell Treasury Center (West) Inc.	8-K	10.2	07/02/2015	001-36710

21	List of Subsidiaries	S-1/A	21	09/23/2014	333-196850

23.1	Consent of PricewaterhouseCoopers LLP	S-1/A	23.1	07/20/2015	333-204906

23.2	Consent of Baker Botts L.L.P. (included in Exhibit 5.1).	S-1	5.1	06/12/2015	333-204906

23.3	Consent of Baker Botts L.L.P. (included in Exhibit 8.1).	S-1/A	8.1	07/20/2015	333-204906

23.4	Consent of Deloitte & Touche LLP	S-1/A	23.4	07/20/2015	333-204906

23.5	Consent of PricewaterhouseCoopers LLP	S-1/A	23.5	07/20/2015	333-204906

23.6	Consent of Ernst & Young LLP	S-1/A	23.6	07/20/2015	333-204906

23.7	Consent of PricewaterhouseCoopers LLP					X

24.1	Power of Attorney (included in signature page).	S-1/A	24.1	07/20/2015	333-204906

II-2

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on November 20, 2015.

Shell Midstream Partners, L.P.

By:	Shell Midstream Partners GP LLC, its general partner

By:	/s/ Susan M. Ward
Susan M. Ward Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and the dates indicated.

Name	Title	Date

* John H. Hollowell	President and Chief Executive Officer (Principal Executive Officer) and Director Shell Midstream Partners GP LLC	November 20, 2015

/s/ Susan M. Ward Susan M. Ward	Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer) Shell Midstream Partners GP LLC	November 20, 2015

* Curtis R. Frasier	Chairman of the Board of Directors Shell Midstream Partners GP LLC	November 20, 2015

* Gerard B. Paulides	Director Shell Midstream Partners GP LLC	November 20, 2015

* Paul R.A. Goodfellow	Director Shell Midstream Partners GP LLC	November 20, 2015

* Rob L. Jones	Director Shell Midstream Partners GP LLC	November 20, 2015

* Margaret C. Montana	Director Shell Midstream Partners GP LLC	November 20, 2015

* James J. Bender	Director Shell Midstream Partners GP LLC	November 20, 2015

* Carlos A. Fierro	Director Shell Midstream Partners GP LLC	November 20, 2015

Susan M. Ward hereby signs this Post-Effective Amendment No. 1 to the Registration Statement on behalf of the indicated person for whom she is attorney-in-fact, pursuant to powers of attorney previously included with the Registration Statement on Form S-1 filed on June 12, 2015 and Amendment No. 1 to the Registration Statement on Form S-1 filed on July 20, 2015 with the Securities and Exchange Commission.

*By: /s/ Susan M. Ward
Susan M. Ward Attorney-in-Fact

EXHIBIT INDEX

		Incorporated by Reference
Exhibit Number	Exhibit Description	Form	Exhibit Number	Filing Date	SEC File No.	Filed Herewith

3.1	Amended and Restated Certificate of Limited Partnership of Shell Midstream Partners, L.P.	S-1	3.1	06/18/2014	333-196850

3.2	First Amended and Restated Agreement of Limited Partnership of Shell Midstream Partners, L.P. , dated as of November 3, 2014	8-K	3.1	11/03/2014	001-36710

3.3	Amended and Restated Certificate of Formation of Shell Midstream Partners GP LLC	S-1	3.3	06/18/2014	333-196850

3.4	First Amended and Restated Limited Liability Company Agreement of Shell Midstream Partners GP LLC, dated as of November 3, 2014	8-K	3.2	11/03/2014	001-36710

5.1	Opinion of Baker Botts L.L.P. as to the legality of the securities being registered	S-1	5.1	06/12/2015	333-204906

8.1	Opinion of Baker Botts L.L.P. relating to tax matters	S-1/A	8.1	07/20/2015	333-204906

10.1	Contribution, Assignment and Assumption Agreement dated November 3, 2014 by and among Shell Pipeline Company LP, Shell Midstream Partners GP LLC, Shell Midstream Partners, L.P., Shell Midstream LP Holdings LLC, Shell Midstream Operating LLC, and Zydeco Pipeline Company LLC	8-K	10.1	11/03/2014	001-36710

10.2	Omnibus Agreement dated November 3, 2014 by and among Shell Pipeline Company LP, Shell Midstream Partners, L.P., Shell Midstream Partners GP LLC, Shell Midstream Operating LLC and, solely for the purposes of Articles 4 and 5, Shell Oil Company	8-K	10.2	11/03/2014	001-36710

10.3	Shell Midstream Partners Working Capital Facility Agreement, dated as of October 31, 2014, between Shell Midstream Partners, L.P. and Shell Treasury Centre (West) Inc.	8-K	10.3	11/03/2014	001-36710

10.4	Shell Midstream Partners GP LLC 2014 Long-Term Incentive Plan	8-K	10.4	11/03/2014	001-36710

10.5	Zydeco Voting Agreement, dated November 3, 2014, between Shell Midstream Partners, L.P. and Shell Pipeline Company LP	8-K	10.5	11/03/2014	001-36710

10.6	Mars Voting Agreement, dated November 3, 2014, between Shell Midstream Partners, L.P. and Shell Pipeline Company LP	8-K	10.6	11/03/2014	001-36710

10.7	Bengal Voting Agreement, dated November 3, 2014, between Shell Midstream Partners, L.P. and Shell Pipeline Company LP	8-K	10.7	11/03/2014	001-36710

10.8	Purchase and Sale Agreement dated May 12, 2015 by and among Shell Pipeline Company LP, Shell Midstream Partners, L.P., and Shell Midstream Operating LLC	8-K	10.1	05/13/2015	001-36710

10.9	Common Unit Purchase Agreement dated May 12, 2015 by and among Shell Midstream Partners, L.P. and the Investors named therein	8-K	10.2	05/13/2015	001-36710

10.10	Shell Midstream Partners Amended and Restated Working Capital Facility Agreement, dated as of May 12, 2015, between Shell Midstream Partners, L.P., as the Borrower, and Shell Treasury Center (West) Inc., as the Lender	8-K	10.3	05/13/2015	001-36710

10.11	Contribution Agreement, dated July 1, 2015 by and among Equilon Enterprises LLC, d/b/a Shell Oil Products US, Shell Midstream Partners, L.P. and Shell Midstream Operating LLC	8-K	10.1	07/02/2015	001-36710

10.12	Shell Midstream Partners 364-Day Revolving Credit Facility Agreement, dated as of June 29, 2015, between Shell Midstream Partners, L.P. and Shell Treasury Center (West) Inc.	8-K	10.2	07/02/2015	001-36710

21	List of Subsidiaries	S-1/A	21	09/23/2014	333-196850

23.1	Consent of PricewaterhouseCoopers LLP	S-1/A	23.1	07/20/2015	333-204906

23.2	Consent of Baker Botts L.L.P. (included in Exhibit 5.1).	S-1	5.1	06/12/2015	333-204906

23.3	Consent of Baker Botts L.L.P. (included in Exhibit 8.1).	S-1/A	8.1	07/20/2015	333-204906

23.4	Consent of Deloitte & Touche LLP	S-1/A	23.4	07/20/2015	333-204906

23.5	Consent of PricewaterhouseCoopers LLP	S-1/A	23.5	07/20/2015	333-204906

23.6	Consent of Ernst & Young LLP	S-1/A	23.6	07/20/2015	333-204906

23.7	Consent of PricewaterhouseCoopers LLP					X

24.1	Power of Attorney (included in signature page).	S-1/A	24.1	07/20/2015	333-204906